

21001759

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

SEC FILE NUMBER
8-67594

FACING PAGE

MAR 01 2021

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington DC

REPORT FOR THE PERIOD BEGINNING **01/01/2020**   AND ENDING **12/31/2020**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **EdgePoint Capital Advisors**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Auburn Drive Suite 330

(No. and Street)

Beachwood	**Ohio**	**44122**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Zucker   (216) 831-2430

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe and Lucas Certified Public Accountants, Inc.

(Name – *if individual, state last, first, middle name*)

4807 Rockside Road	**Independence**	**OH**	**44131**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Zucker _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Edgepoint Capital Advisors _____ , as
of December 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
_____
Signature

President _____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Hobe & Lucas

Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
EdgePoint Capital Advisors, LLC
Beachwood, Ohio

We have audited the accompanying statement of financial condition of EdgePoint Capital Advisors, LLC as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of EdgePoint Capital Advisors, LLC as of December 31, 2020 in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of EdgePoint Capital Advisors, LLC's management. Our responsibility is to express an opinion on EdgePoint Capital Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to EdgePoint Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to fraud or error. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Independent Member



B K R
INTERNATIONAL
Firms In Principal Cities Worldwide

-1-

Hobe & Lucas
Certified Public Accountants, Inc.

We have served as EdgePoint Capital Advisors, LLC's auditor since 2010.

Independence, Ohio
February 16, 2021

-2-

EDGEPOINT CAPITAL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Current Assets

Cash and cash equivalents	$	948,822
Accounts receivable		77,219
Prepaid expenses and other receivables		17,178
Total Current Assets		1,043,219

Property and Equipment - At Cost

Equipment	14,099
Furniture and fixtures	41,488
	55,587
Less: Accumulated depreciation	55,587
Net Property and Equipment	-

Other Assets

Goodwill	28,750

Total Assets	$	1,071,969

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities

Accounts payable	$	5,002
Accrued expenses		34,288
Total Current Liabilities		39,290

Member's Equity

	1,032,679

Total Liabilities and Member's Equity	$	1,071,969

See accompanying notes to financial statements.

NOTE 1 - NATURE OF OPERATIONS

EdgePoint Capital Advisors, LLC (the Company) is registered with the United States Securities and Exchange Commission as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority (FINRA). The Company acts as an advisor on merger and acquisition transactions to privately held entities and is registered in various states.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of EdgePoint Capital Advisors, LLC is presented to assist in understanding the Company's operations and financial position. The financial statements and notes are representations of the Company's member who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Credit Risk

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced nor does it expect any losses in such accounts.

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms which are stated at the amount billed to the customer. Management reviews all accounts receivable balances past due and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. At December 31, 2020, there was no allowance deemed necessary.

Fixed Assets

Fixed assets are recorded at cost and include additions and improvements that extend the useful lives of the assets. Maintenance, repairs and renewals, which neither materially add to the value of the property nor appreciably prolong its life, are charged to expense as incurred.

Depreciation expense is calculated on the straight-line method over the estimated useful lives of the respective assets as follows:

Office furniture and fixtures	5 years
Computer equipment	3 years

Depreciation expense for the year ended December 31, 2020 was $-0-.

Cash and Cash Equivalents

The Company considers financial instruments with an original maturity of 90 days or less to be cash equivalents.

NOTE 2 – Summary of Significant Accounting Policies (continued)

Revenue Recognition

ASC requires that revenue is recognized on contracts when the Company satisfies its performance obligations. The recognition and measurement of revenue is based on the assessment of the terms of the individual contracts. Determining whether services are considered distinct performance obligations satisfied over time or at a point in time requires the Company to make significant judgements that may affect the timing and measurement of revenue recognition. The Company applies the requirements to its revenue streams:

Commitment Fees – The Company earns a commitment fee upon completion of a preliminary valuation assessment and signing of the engagement letter. Commitment fees are non-refundable and fully earned and recognized at the time of receipt. There are no further performance obligations associated with the commitment fees.

Consulting Fees – Consulting fees including acquisition advisory services and transition readiness assessment services are earned and recognized upon completion of measurable milestones per the terms of the contract.

Success Fees – Success fees are earned only upon the closing of a transaction. Advisory services are provided throughout the contract period with no measurable milestones except the closing of the transaction. Since success fees are only earned in the event of a closing, revenue is recognized on success fees at the time of the closing.

NOTE 3 - GOODWILL

The Company has recorded goodwill related to a previous acquisition. Goodwill must be tested at least annually for impairment. Management of the Company has tested the goodwill for impairment and has determined that no impairment has occurred for the year ended December 31, 2020.

NOTE 4 - DEFINED CONTRIBUTION PLAN

The Company, as part of a controlled group, participated in a defined contribution retirement plan that is sponsored by an affiliate. Expenses of the plan are allocated under the expense sharing agreement (see note 5). The plan covers all employees of the Company. The Company may contribute a discretionary amount as determined by the members. Such contribution, if any, shall be allocated to participants in proportion to each participant's compensation. For the year ended December 31, 2020, the Company made contributions of $ -0- to the plan.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has a formal expense sharing agreement with an affiliate. The agreement provides that certain non-regulatory expenses, such as rent, payroll and office expenses, be paid by the affiliate on behalf of the Company. The agreement also provides a formula to determine how these expenses will be allocated between the parties. Payments are made to the affiliate to cover these expenses monthly.

Payments to the affiliate for these expenses for the year ended December 31, 2020 were $2,232,903; There was a balance of $6,987 due to the affiliate at December 31, 2020.

NOTE 6 - INCOME TAXES

The Company is not a taxpaying entity for federal and state income tax purposes although the Company is subject to local income taxes. On the federal and state level, income from the Company is taxed to the member at his individual income tax rates. Accordingly, there is no provision for federal or state income taxes.

Reporting periods ending after December 31, 2016 are subject to examination by taxing authorities.

NOTE 7 – MARKETING AND ADVERTISING EXPENSE

For the year ended December 31, 2020, the Company recorded marketing and advertising expenses of $7,841.

NOTE 8 - NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, EdgePoint Capital Advisors, LLC had net capital of $909,532, which was $904,532 in excess of its required net capital of $5,000. EdgePoint Capital Advisors, LLC's ratio of aggregate indebtedness to net capital was 4.32%.

NOTE 9 - SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through February 16, 2021, the date the financial statements are available for issue.